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HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 12)

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code : 97)

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION OF HENDERSON INVESTMENT LIMITED

DISCLOSEABLE TRANSACTION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

INCREASE OF CASH CONSIDERATION AND ADDITIONAL CASH DISTRIBUTION OF HK$1.03 PER HIL SHARE

PROPOSED ADJOURNMENT OF EXTRAORDINARY GENERAL MEETING OF HENDERSON INVESTMENT LIMITED

Financial Adviser to Henderson Land Development Company Limited
Morgan Stanley

At the request of HIL made in response to views expressed by some shareholders of HIL, HLD, being the controlling shareholder of HIL and the purchaser under the Acquisition Agreement, has on 7 November 2007 agreed, as an additional incentive to HIL Shareholders, to increase the cash consideration payable under the Acquisition Agreement by way of the Additional Cash Consideration of approximately HK$3,121 million by entering into the Supplemental Acquisition Agreement with HIL. Together with the original cash consideration of approximately HK$3,707 million payable by HLD under the Acquisition Agreement, the aggregate cash consideration payable by HLD under the Transaction (as amended) amounts to approximately HK$6,828 million.

Taking into account the Additional Cash Consideration and based on the HLD Average Closing Price of HK$61.475, the value of the total consideration has increased from approximately HK$42,860 million to approximately HK$45,981 million, representing an increase of approximately 7.28%.

HLD and HIL consider that the level of increase represented by the Additional Cash Consideration would be an appropriate additional incentive to HIL Shareholders to vote in favour of the Transaction (as amended).

Save as aforesaid, all the other terms and conditions of the Transaction remain unchanged. The Transaction (as amended) remains a discloseable transaction of HLD and a very substantial disposal and connected transaction of HIL.

HIL proposes to distribute the Additional Cash Consideration to the HIL Shareholders by way of a distribution in cash. Accordingly, in addition to the Proposed Distributions of (a) a distribution of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note for each HIL Share upon Completion and (b) the Further Distribution of HK$1.21 per HIL Share if the Share Premium Reduction becomes unconditional, the HIL Board proposes to recommend for approval by the HIL Independent Shareholders, upon Completion, the Additional Cash Distribution of HK$1.03 in cash per HIL Share, being approximately HK$3,139 million in total (based on the 3,047,327,395 HIL Shares in issue as at the date of this announcement). Based on the 3,047,327,395 HIL Shares in issue as at the date of this announcement and taking into account the amount of the Further Distribution of HK$1.21 per HIL Share or approximately HK$3,687 million in total (which is subject to the Share Premium Reduction becoming unconditional) and the amount of the Additional Cash Distribution of HK$1.03 per HIL Share or approximately HK$3,139 million in total, the aggregate cash distribution proposed by HIL amounts to HK$2.24 per HIL Share or approximately HK$6,826 million.

HIL will issue a supplementary circular to HIL Shareholders which will include, among other things, information relating to the Additional Cash Distribution, updated unaudited pro forma financial information on the Remaining Group, a supplemental letter from the HIL Board, a supplemental letter of advice from the independent financial adviser to the HIL Independent Shareholders, notice of the New EGM and a revised expected timetable. It is proposed that the EGM convened to be held on 12 November 2007 at 4:00 p.m. be adjourned and the New EGM be convened at a later date for the HIL Shareholders to consider and, if thought fit, approve the Amended Acquisition Agreement, the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction.

HLD will also issue a supplementary circular to its shareholders.

Background

Reference is made to the joint announcement dated 2 October 2007 (the "**Joint Announcement**") of Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited (the "**HIL**"), the circular dated 20 October 2007 of HLD and the circular dated 20 October 2007 of HIL. Unless otherwise defined herein, capitalised terms used in this announcement have the same meanings as those used in the Joint Announcement.

As announced on 2 October 2007, the consideration of the Acquisition Agreement originally comprised:

(a) the issue to HIL of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by HLD of 636,891,425 HLD Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the aggregate value of such 636,891,425 HLD Shares is approximately HK$39,153 million; and

(b) HK$3,707 million in cash.

Increase of cash consideration under the Acquisition Agreement

At the request of HIL made in response to views expressed by some shareholders of HIL, HLD, being the controlling shareholder of HIL and the purchaser under the Acquisition Agreement, has on 7 November 2007 agreed, as an additional incentive to HIL Shareholders, to increase the cash consideration payable under the Acquisition Agreement by way of the Additional Cash Consideration of approximately HK$3,121 million by entering into the Supplemental Acquisition Agreement with HIL. Together with the original cash consideration of approximately HK$3,707 million payable by HLD under the Acquisition Agreement, the aggregate cash consideration payable by HLD under the Transaction (as amended) amounts to approximately HK$6,828 million.

Taking into account the Additional Cash Consideration and based on the HLD Average Closing Price of HK$61.475, the value of the total consideration has increased from approximately HK$42,860 million to approximately HK$45,981 million, representing an increase of approximately 7.28%.

HLD and HIL consider that the level of increase represented by the Additional Cash Consideration would be an appropriate additional incentive to HIL Shareholders to vote in favour of the Transaction (as amended).

Save as aforesaid, all the other terms and conditions of the Transaction remain unchanged. The Transaction (as amended) remains a discloseable transaction of HLD and a very substantial disposal and connected transaction of HIL.

Additional Cash Distribution

HIL proposes to distribute the Additional Cash Consideration to the HIL Shareholders by way of a distribution in cash. Accordingly, in addition to the Proposed Distributions of (a) a distribution of the entitlement to 0.209 HLD Share to be allotted under the Share Entitlement Note for each HIL Share upon Completion and (b) the Further Distribution of HK$1.21 per HIL Share if the Share Premium Reduction becomes unconditional, the HIL Board proposes to recommend for approval by the HIL Independent Shareholders, upon Completion, the Additional Cash Distribution of HK$1.03 in cash per HIL Share, being approximately HK$3,139 million in total (based on the 3,047,327,395 HIL Shares in issue as at the date of this announcement). Out of the Additional Cash Distribution of approximately HK$3,139 million, HLD or its subsidiaries will be entitled to up to approximately HK$2,133 million (based on their holding of 2,070,473,859 HIL Shares as at the date of this announcement).

Based on the 3,047,327,395 HIL Shares in issue as at the date of this announcement and taking into account the amount of the Further Distribution of HK$1.21 per HIL Share or approximately HK$3,687 million in total (which is subject to the Share Premium Reduction becoming unconditional) and the amount of the Additional Cash Distribution of HK$1.03 per HIL Share or approximately HK$3,139 million in total, the aggregate cash distribution proposed by HIL amounts to HK$2.24 per HIL Share or approximately HK$6,826 million. Out of the abovementioned aggregate cash distribution, HLD or its subsidiaries will be entitled to up to approximately HK$4,638 million (based on their holding of 2,070,473,859 HIL Shares as at the date of this announcement).

For the purpose of reference only, based on the existing 3,047,327,395 HIL Shares in issue, the Proposed Distributions, the Additional Cash Distribution and the net asset value of the HIL Group (excluding the HKCG Interests) attributable to the HIL Shareholders where there will or will not be the Share Premium Reduction respectively are as follows:

	Proposed distribution(s) of			
	either (a) Without Share Premium Reduction		**or (b) With Share Premium Reduction**	
	209 HLD Shares, plus HK$1,030 per 1,000 HIL Shares		**209 HLD Shares, plus HK$2,240 per 1,000 HIL Shares**	
	HK$ (million) Total	*HK$* Per 1,000 HIL Shares	*HK$ (million)* Total	*HK$* Per 1,000 HIL Shares
***Distributions*:**				
HLD Shares *(Note 1)*	39,153	12,848	39,153	12,848
Cash	3,139	1,030	6,826	2,240
***Value of the Remaining Group*:**				
The net asset value of the HIL Group (excluding the HKCG Interests) attributable to the HIL Shareholders *(Note 2)*	5,667	1,860	1,980	650
Total	47,959	15,738	47,959	15,738
Total per HIL Share (X)		15.74		15.74
HIL Average Closing Price (Y)		12.94		12.94
Premium *((X-Y)/Y)*		21.6%		21.6%

Notes:

(1) Based on the HLD Average Closing Price of HK$61.475.

(2) Based on the consolidated balance sheet of HIL as at 30 June 2007 after taking into account the acquisition of 31,159,000 HKCG Shares and the remaining interest of 35.9% in CIG subsequent to 30 June 2007 but without taking into account the final dividend for the year ended 30 June 2007 which is yet to be approved and paid.

Taking into account the Additional Cash Distribution, the value per HIL Share set out above increased from HK$14.71 (as shown in the Joint Announcement) to HK$15.74 and the premium to the HIL Average Closing Price increased from 13.7% (as shown in the Joint Announcement) to 21.6%.

Financial effects of the Transaction (as amended)

It is estimated that, upon Completion, the HIL Group would recognise a gain on disposal of approximately HK$30,993 million, representing the difference between the value of the consideration (comprising the Share Entitlement Note and cash (including the Additional Cash Consideration)) based on the HLD Average Closing Price and the current carrying amount of the interest in HKCG. Such gain on disposal will be subject to changes as the HLD's share price moves and will be determined based on HLD's share price on the date of Completion and taking into account the change in the share of net assets of HKCG for the period from 1 July 2007 to the date of Completion as required by applicable accounting standards.

The Transaction (as amended) will not have material effect on the assets, liabilities or earnings on the HLD Group.

Proposed adjournment of EGM and convening of New EGM

HIL will issue a supplementary circular to HIL Shareholders which will include, among other things, information relating to the Additional Cash Distribution, updated unaudited pro forma financial information on the Remaining Group, a supplemental letter from the HIL Board, a supplemental letter of advice from the independent financial adviser to the HIL Independent Shareholders, notice of the New EGM and a revised expected timetable. It is proposed that the EGM convened to be held on 12 November 2007 at 4:00 p.m. be adjourned and the New EGM be convened at a later date for the HIL Shareholders to consider and, if thought fit, approve the Amended Acquisition Agreement, the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction.

HLD will also issue a supplementary circular to its shareholders.

The register of members of HIL will not be closed on Friday, 16 November 2007 and the date of 16 November 2007 will not be used as the record date for the Completion Distribution. The new book close date(s) and record date for the Completion Distribution and the Additional Cash Distribution will be contained in the supplementary circular to be issued by HIL.

A single resolution will be proposed at the New EGM to approve the Amended Acquisition Agreement and the transactions contemplated thereunder, the Proposed Distributions and the Additional Cash Distribution. HLD, Dr. Lee Shau Kee and their respective associates and Fu Sang Company Limited will also be required to abstain from voting at the New EGM on such resolution. All HIL Shareholders are permitted to vote at the New EGM in respect of the resolution approving the Share Premium Reduction.

Elliott Capital Advisors, L.P., which is interested in 297,487,122 HIL Shares (representing approximately 9.76% of the issued share capital of HIL), has given an irrevocable undertaking to HIL to vote its entire holding of 297,487,122 HIL Shares in favour of the resolutions proposed at the general meeting convened or to be convened to approve the Acquisition Agreement (as amended by the Supplemental Acquisition Agreement), the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction.

The HLD Board believes that the terms of the Transaction (as amended) are fair and reasonable and in the interests of the shareholders of HLD as a whole.

The HIL Board believes that the terms of the Transaction (as amended) are fair and reasonable and in the interests of the HIL Shareholders as a whole.

Shareholders of HLD and HIL and potential investors should note that the Transaction (as amended), the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders of HLD and HIL and potential investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

Definitions

"Additional Cash Consideration"	means the additional consideration of approximately HK$3,121 million in cash payable by HLD to HIL under the Amended Acquisition Agreement
"Additional Cash Distribution"	means the proposed distribution by HIL to the HIL Shareholders, upon Completion, of HK$1.03 in cash per HIL Share, being approximately HK$3,139 million in total (based on the 3,047,327,395 HIL Shares in issue as at the date of this announcement)
"Amended Acquisition Agreement"	means the Acquisition Agreement as amended by the Supplemental Acquisition Agreement
"HIL Average Closing Price"	means the average closing price of the HIL Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"HLD Average Closing Price"	means the average closing price of the HLD Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"New EGM"	means an extraordinary general meeting of HIL to be convened to approve, among other matters (if any), the Amended Acquisition Agreement, the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction
"Supplemental Acquisition Agreement"	means the supplemental agreement dated 7 November 2007 entered into between HLD and HIL relating to the Additional Cash Consideration

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 7 November 2007

As at the date of this announcement, the board of directors of HLD comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the board of directors of HIL comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.